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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                         MICROWAVE POWER DEVICES, INC.
                           (NAME OF SUBJECT COMPANY)

                         ERICSSON MPD ACQUISITION CORP.
                                 ERICSSON INC.
                     TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   59517M103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            LAWRENCE F. LYLES, ESQ.
                                 ERICSSON INC.
                               740 CAMPBELL ROAD
                            RICHARDSON, TEXAS 75081
                                  972-583-0000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                   COPIES TO:

                            ALBERTO LUZARRAGA, ESQ.
                              SHEARMAN & STERLING
                                9 APPOLD STREET
                                LONDON EC2A 2AP
                              011 44 20 7655 5000
                            ------------------------
                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
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
                   $98,505,933                                          $19,701.19
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
 *   Estimated for purposes of calculating the amount of the
     filing fee only. Calculated by multiplying $8.70, the per
     share tender offer price, by 11,322,521, the sum of the
     10,709,064 currently outstanding shares of Common Stock
     sought in the Offer and the 613,457 shares of Common Stock subject to options that were vested as of October 11, 2000.
**   Calculated as 1/50 of 1% of the transaction value.
[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the
     offsetting fee was previously paid. Identify the previous
     filing by registration statement number, or the Form or
     Schedule and the date of its filing.

  AMOUNT PREVIOUSLY PAID:    NONE                FILING PARTY:  NOT APPLICABLE
  FORM OR REGISTRATION NO:   NOT APPLICABLE      DATE FILED:    NOT APPLICABLE

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Ericsson MPD Acquisition Corp., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation ("Parent") and an indirect wholly owned subsidiary of Telefonaktiebolaget LM Ericsson, a corporation organized under the laws of The Kingdom of Sweden ("Ericsson"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Microwave Power Devices, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.70 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company, the Stockholders' Agreement, dated as of October 12, 2000, among Parent, Purchaser and several stockholders of the Company, the Non-Disclosure Agreement, dated as of July 6, 2000, between Ericsson and the Company, and the Non-Solicitation Agreement, dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000), between Ericsson and the Company, copies of which are attached hereto as Exhibits (d)(1), (d)(2), (d)(3) and (d)(4) respectively are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated October 20, 2000.
(a)(2)  Form of Letter of Transmittal.
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks,
        Trust Companies and Nominees to Clients.
(a)(6)  Form of Guidelines for Certification of Taxpayer
        Identification Number on Substitute Form W-9.
(a)(7)  Summary Advertisement as published in The Wall Street
        Journal on October 20, 2000.
(a)(8)  Joint Press Release issued by Ericsson and the Company on
        October 13, 2000 (incorporated by reference to Exhibit 99.1 on the Schedule on TO-C filed by Purchaser on October 13,
        2000).
(b)     None.
(d)(1) Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company.
(d)(2)  Stockholders' Agreement, dated as of October 12, 2000, among
        Parent, Purchaser and several stockholders of the Company.
(d)(3)  Non-Disclosure Agreement, dated as of July 6, 2000, between
        Ericsson and the Company.
(d)(4) Non-Solicitation Agreement, dated August 24, 2000 (as extended on September 14, 2000 and October 4, 2000), between
        Ericsson and the Company.
(g)     None.
(h)     None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000

                                          ERICSSON MPD ACQUISITION CORP.

                                                 /s/ LAWRENCE F. LYLES
                                          --------------------------------------
                                          Name: Lawrence F. Lyles
                                          Title:   President and Chairman

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000

                                          ERICSSON INC.

                                                 /s/ LAWRENCE F. LYLES
                                          --------------------------------------
                                          Name: Lawrence F. Lyles
                                          Title:  Vice President and General
                                                  Counsel

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2000

                                      TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

                                                 /s/ ROLF ERIKSSON
                                      ------------------------------------------
                                      Name: Rolf Eriksson
                                      Title:   Vice President

                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Offer to Purchase dated October 20, 2000.
(a)(2)    Form of Letter of Transmittal.
(a)(3)    Form of Notice of Guaranteed Delivery.
(a)(4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees.
(a)(5)    Form of Letter from Brokers, Dealers, Commercial Banks,
          Trust Companies and Nominees to Clients.
(a)(6)    Form of Guidelines for Certification of Taxpayer
          Identification Number on Substitute Form W-9.
(a)(7)    Summary Advertisement as published in The Wall Street
          Journal on October 20, 2000.
(a)(8)    Joint Press Release issued by Ericsson and the Company on
          October 13, 2000 (incorporated by reference to Exhibit 99.1 on the Schedule on TO-C filed by Purchaser on October 13,
          2000).
(b)       None.
(d)(1)    Agreement and Plan of Merger, dated as of October 12, 2000, among Parent, Purchaser and the Company.
(d)(2)    Stockholders' Agreement, dated as of October 12, 2000, among
          Parent, Purchaser and several stockholders of the Company.
(d)(3)    Non-Disclosure Agreement, dated as of July 6, 2000, between
          Ericsson and the Company.
(d)(4)    Non-Solicitation Agreement, dated August 24, 2000 (as
          extended on September 14, 2000 and October 4, 2000), between
          Ericsson and the Company.
(g)       None.
(h)       None.